Exhibit 99.1

AMHN, INC.

2009 LONG TERM INCENTIVE COMPENSATION PLAN

(As Amended)

1.	PURPOSES

The purposes of this Long Term Incentive Compensation Plan (the “Plan”) are to promote the long-term success of AMHN, Inc., a Nevada corporation (the “Company”) and to provide financial incentives to employees, members of the Board, and advisers and consultants of the Company to strive for long-term creation of stockholder value. The Plan provides long-term incentives to employees, members of the Board, and advisers and consultants of the Company who are able to contribute towards the creation of or have created stockholder value by providing them stock options and other stock and cash incentives.

2.	DEFINITIONS

The following definitions shall be applicable throughout the Plan:

(a)	“Award” means an incentive award as described in Section 5(a).

(b)	“Board” means the Board of Directors of the Company.

(c)	“Change in Control” means the occurrence of one or more of the change in control events set forth in Treasury Regulation Section 1.409A-3(i)(5).

(d)	“Chief Executive Officer” or “CEO” means the Chief Executive Officer of the Company.

(e)	“Chief Financial Officer” or “CFO” means the Chief Financial Officer of the Company.

(f)	“Code” means the Internal Revenue Code of 1986, as amended.

(g)

“Committee” means the Compensation Committee of the Board unless another committee comprised of members of the Board is designated by the Board to oversee and administer the Plan, provided, that the Committee shall consist of the CFO and two or more members of the Board as the Board may designate from time to time, each of whom shall satisfy such requirements as:

(i)	the Securities and Exchange Commission may establish for administrators acting under plans intended to qualify for exemption under Rule 16b-3 or its successor under the Exchange Act;

(ii)	the rules of a stock exchange on which the securities of the Company are traded as may be established pursuant to its rule-making authority of such stock exchange; and

(iii)	the Internal Revenue Service may establish for outside directors acting under plans intended to qualify for exemption under Code Section 162(m).

(h)

“Company” means AMHN, Inc., a Nevada corporation and its subsidiaries. For purposes of the Plan, any corporation or other entity in which the Company, directly or indirectly, owns a 50% or greater interest at the time shall be deemed a subsidiary.

(i)	“Covered Employee” shall have the meaning given that term by Code Section 162(m) and income tax regulations promulgated thereunder.

(j)

“Disability” means a physical or mental medical condition that prevents the Participant from performing the duties of his or her position with the Company and is likely to last at least twelve months or result in death, as determined by the Committee in its sole discretion.

(k)	“EVA Award” means the award described in Section 11.

(l)	“Exchange Act” means the federal Securities Exchange Act of 1934, as amended.

(m)	“Fair Market Value” means, with respect to the common stock of the Company,

(i)

the closing sale price of such common stock at 4:00 p.m. (Eastern Time) on the principal United States national stock exchange on which the common stock of the Company is traded, as determined by the Committee, or,

(ii)	if the common stock shall not have been traded on such date, the closing sale price on such stock exchange on the first day prior thereto on which the common stock was so traded, or,

(iii)	if the common stock is not traded on a United States national stock exchange, such other amount as may be determined by the Committee by any fair and reasonable means.

Fair Market Value determined by the Committee in good faith shall be final, binding and conclusive on all parties.

(n)	“Incentive Stock Option” means an option to purchase the stock of the Company as described in Code Section 422.

(o)	“LTIPA” means an agreement establishing the terms and conditions for an Award granted under the Plan, including any applicable performance goals.

(p)	“Non-statutory Stock Option” means an option to purchase the stock of the Company which is designated not to be an Incentive Stock Option.

(q)	“Participant” means, subject to the provisions of Section 11 with respect to EVA Awards, a full-time employee of the Company, or a non-employee member of the

Board, a member of an advisory committee, or consultants of the operating company who meets the requirements of Section 4(b).

(r)	“Performance Stock” means the award described in Section 9.

(s)	“Performance Unit” means the award described in Section 10.

(t)	“Plan” means this AMHN, Inc. 2009 Long Term Incentive Compensation Plan.

(u)	“Restricted Stock” means the award described in Section 8.

(v)

“Restricted Stock Unit” means the award described in Section 8, denominated in units, providing a Participant the right to receive payment at a future date after the lapse of restrictions or achievement of performance criteria or other conditions determined by the Committee.

(w)

“Service” means that the Participant’s service with the Company, whether as an employee, adviser, consultant or member of the Board, is not interrupted or terminated. The Participant’s Service shall not be deemed to have been interrupted or terminated merely because of a change in the capacity in which the Participant renders service to the Company as an employee, adviser, consultant or member of the Board or a change in the entity for which the Participant renders such service, provided, that there otherwise is no interruption or termination of the Participant’s Service. For example, a change in status from an employee of the Company to a consultant of an affiliate or a member of the Board will not constitute an interruption of Service. The Committee, in its sole discretion, may determine whether Service shall be considered interrupted in the case of any leave of absence approved by the Company, including sick leave, military leave or any other personal leave.

(x)	“Stock Appreciation Right” or “SAR” means the award described in Section 7.

(y)	“Stock Option” means the award described in Section 6, which may be either an Incentive Stock Option or a Non-statutory Stock Option, as determined by the Committee.

(z)

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Code Section 424(d)) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (as defined in Code Section 424).

3.	POWERS AND ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall have the authority to construe and interpret the Plan and any Awards granted thereunder, to establish and amend rules for Plan administration, to change the terms and conditions of options and other Awards at or after grant, and to make all other determinations which it deems necessary or advisable for the administration of the Plan. The determinations of the Committee shall be made in accordance with its judgment as to the best interests of the Company and its stockholders and in accordance with the purposes of the Plan. The Committee may take action by a meeting in which a quorum of the Committee is present. The meeting may be in person, by telephone or in such other manner in which the members of the Committee participating in the meeting may communicate directly with each other. A majority of the members of the Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee, in writing signed by all the Committee members. The Committee shall have the authority to reduce (but not increase) the payouts on such Awards and the Committee shall have the authority to limit (but not waive) the actual performance-based vesting of such Awards, in both cases in its sole discretion. The Committee may prescribe rules and procedures for the administration of the Plan and shall have the authority to delegate ministerial duties to agents for the Committee (and allocate responsibilities among the agents appointed by the Committee for the performance of the ministerial duties) in the administration of the Plan.

4.	ELIGIBILITY AND PARTICIPATION

(a)

Eligibility. Only employees of the Company, members of the Board, and members of advisory committees of the Company or consultants thereto, who are designated by the Plan or selected by the Committee to participate in the Plan shall be eligible to participate in the Plan.

(b)

Participation. Each year the CEO shall present to the Committee a list of employees of the Company that the CEO recommends be designated as Participants for an upcoming Performance Period (or a concurrent Performance Period with respect to a newly hired employee of the Company), proposed Awards to such employees, and proposed terms for the LTIPAs for the proposed Awards to such employees. In addition, the CEO may present recommended amendments to any existing LTIPAs and the proposed Phase Level advancement for existing LTIPAs with respect to EVA Awards. The Committee shall consider the CEO’s recommendations and shall determine the Awards, if any, to be granted and the terms of the LTIPAs for such Awards, any amendments to existing LTIPAs (subject to the restrictions on the authority granted to the Committee in Section 3), and Phase Level advancements.

Designation of an employee as a Participant for any Performance Period shall not require the Committee to designate that person to be a Participant or to receive an Award in any Performance Period or to receive the same type or amount of Award as granted to the Participant in such year. Grants of Awards to Participants need not be of the same type or amount and may have different terms. Employment with the Company prior to completion of or during a Performance Period, or service on the Board or as a member of an advisory committee of the Company and its subsidiaries or consultants thereto, does not entitle the employee, director, consultant or adviser to participate in the Plan or vest in any interest in any Award under the Plan. The Committee shall consider all factors that it deems relevant in selecting Participants and in determining the type and amount of their respective Awards.

5.	AWARDS AVAILABLE

(a)

Types of Awards. The Awards available under the Plan shall consist of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units, EVA Awards, and other stock or cash awards, as described below.

(b)

Shares Available under the Plan. There is hereby reserved for issuance under the Plan an aggregate of Twenty-five Million (25,000,000) shares of the Company’s common stock. All shares issued under the Plan may be either authorized and unissued shares or issued shares reacquired by the Company. Shares covered by an Award granted under the Plan shall not be counted as used unless and until they are actually issued and delivered to a Participant. Any shares covered by an SAR shall be counted as used only to the extent shares are actually issued to the Participant upon exercise of the right. In addition, any shares of common stock exchanged by an optionee as full or partial payment to the Company of the exercise price under any Stock Option exercised under the Plan, any shares retained by the Company pursuant to a Participant’s tax withholding election, and any shares covered by a Award which is settled in cash shall be added to the shares available for Awards under the Plan. All of the available shares may, but need not be issued pursuant to the exercise of Incentive Stock Options.

(c)

Annual Limit on Total Grants of Restricted Stock, Restricted Stock Units and Performance Stock. Notwithstanding anything else in this Section 5, the Restricted Stock, Restricted Stock Units and Performance Shares granted under the Plan in any one calendar year shall have annual limits to be determined by the Committee.

(d)

Reversion of Shares. If there is a lapse, expiration, termination or cancellation of any Stock Option issued under the Plan prior to the issuance of shares thereunder or if shares of common stock are issued under the Plan and thereafter are reacquired by the Company, the shares subject to those options and the reacquired shares shall be added to the shares available for Awards under the Plan.

(e)	Limits on Individual Grants. Under the Plan, no Participant may receive in any calendar year:

(i)	Stock Options relating to more than 300,000 shares,

(ii)	Restricted Stock or Restricted Stock Units that are subject to the attainment of Performance Goals below hereof relating to more than 250,000 shares,

(iii)	Stock Appreciation Rights relating to more than 250,000 shares,

(iv)	Performance Stock relating to more than 500,000 shares, or

(v)	A cash payment under a single Performance Unit Award, a single EVA Award, or other cash bonus exceeding $100,000.

(f)	Adjustments. The shares reserved for issuance and the limitations set forth above shall be subject to adjustment in accordance with Sections 16 and 17 hereof.

6.	STOCK OPTIONS

(a)	Grant of Stock Options. Stock Options may be granted to Participants by the Committee at any time as determined by the Committee.

(b)

Terms of Stock Options. The Committee shall determine the terms and conditions of each Stock Option, the number of shares subject to the Stock Option, and whether the Stock Option is an Incentive Stock Option or a Non-statutory Stock Option. The option price for each Stock Option shall be determined by the Committee but shall not be less than 100% of the Fair Market Value of the Company’s common stock on the date the Stock Option is granted. Notwithstanding the foregoing, a Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Code Section 424(a).

(c)	Term of Stock Options. Each Stock Option shall expire at such time as the Committee shall determine at the time of grant.

(d)

Exercisability of Stock Options. Each Stock Option shall be exercisable at such time and subject to such terms and conditions as the Committee shall determine; provided, however, that no Stock Option shall be exercisable later than the tenth anniversary of its grant. The option price, upon exercise of any Stock Option, shall be payable to the Company in full by (i) cash payment or its equivalent, (ii) tendering previously acquired shares (held for at least six months to the extent necessary to avoid any variable accounting on such option) or purchased on the open market and having a Fair Market Value at the time of exercise equal to the option price, or certification of ownership of such previously-acquired shares, (iii) delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option shares or loan proceeds to pay the exercise price and any withholding taxes due to the Company, and (iv) such other methods of payment as the Committee, at its discretion, deems appropriate, provided, that payment of the Common Stock’s par value shall not be made by deferred payment.

Except as otherwise provided in a LTIPA, in the event the Service of a Participant holding a Stock Option terminates (other than upon the Participant’s death or Disability), the Participant may exercise his or her Stock Option (to the extent that the Participant was entitled to exercise such Stock Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant’s Service (or such longer or shorter period specified in the LTIPA for such Stock Option), or (ii) the expiration of the term of the Stock Option as set forth in the LTIPA. If, after termination, the Participant does not exercise his or her Option within the time specified in the LTIPA, the Stock Option shall thereafter terminate.

(e)

Vesting. Subject to the provisions of Sections 5(f), 16 and 24, the total number of shares of Common Stock subject to a Stock Option shall be subject to the following vesting provisions of this Subsection 6(e):

(i)	The total number of shares of Common Stock subject to a Stock Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal.

(ii)

The Stock Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate.

(iii)	The vesting provisions of individual Stock Options may vary.

(iv)	The provisions of this Subsection 6(e) are subject to any Stock Option provisions governing the minimum number of shares of Common Stock as to which a Stock Option may be exercised.

(f)

Incentive Stock Option Requirements. Stock Options granted under the Plan as Incentive Stock Options shall have such terms as required by Code Sections 422 for an Incentive Stock Option, including, but not limited to, the following terms in this Section 6(f).

(i)	Incentive Stock Options shall be granted only to employees of the Company.

(ii)

The exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted or one hundred ten percent (110%) in the case of a grant of an Incentive Stock Option to a Ten Percent Shareholder. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Code Section 424(a).

(iii)

The maximum term of an Incentive Stock Option shall be ten years from the date of grant provided that the maximum term of an Incentive Stock Option granted to a Ten Percent Shareholder shall be five years from the date of grant.

(iv)

To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its affiliated corporations) exceeds one hundred thousand dollars ($100,000), the Stock Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-statutory Stock Options.

(v)

If any Participant shall make any disposition of shares issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) calendar days thereof.

(g)

Reduction in Price or Reissuance. In no event shall the Committee, without first receiving shareholder approval, (a) cancel any outstanding Stock Option for the purpose of reissuing the Stock Option to the Participant at a lower exercise price, or (b) reduce the exercise price of a previously issued Stock Option.

7.	STOCK APPRECIATION RIGHTS

(a)

Stock Appreciation Rights may be granted to Participants at any time as determined by the Committee. An SAR may be granted in tandem with a Stock Option granted under the Plan or on a free-standing basis. The Committee also may, in its discretion, substitute SARs which can be settled only in stock for outstanding Stock Options, at any time when the Company is subject to fair value accounting.

(b)

The grant price of a tandem or substitute SAR shall be equal to the option price of the related option. The grant price of a free-standing SAR shall be equal to the Fair Market Value of the Company’s Common Stock on the date of its grant. An SAR may be exercised upon such terms and conditions and for the term as the Committee in its sole discretion determines to apply to the SAR; provided, however, that the term of the SAR shall not exceed the option term in the case of a tandem or substitute SAR or ten years in the case of a free-standing SAR, and the terms and conditions applicable to a substitute SAR shall be substantially the same as those applicable to the Stock Option which it replaces.

(c)

Upon exercise of an SAR, the Participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the Fair Market Value of a share of Common Stock of the Company on the date of exercise over the grant price of the SAR by the number of shares with respect to which the SAR is exercised. The payment may be made in cash or stock, at the discretion of the Committee, except in the case of a substitute SAR which may be made only in stock.

(d)

In no event shall the Committee, without first receiving shareholder approval, (1) cancel any outstanding SAR for the purpose of reissuing the SAR to the Participant at a lower exercise price, or (2) reduce the exercise price of a previously issued SAR.

8.	RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Restricted Stock and Restricted Stock Units may be awarded or sold to Participants under such terms and conditions as shall be established by the Committee. Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee determines, including, without limitation, any of the following:

(a)	a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period;

(b)

a requirement that the holder forfeit (or in the case of shares or units sold to the Participant resell to the Company at cost) such shares or units in the event of termination of employment or other service during the period of restriction; or

(c)

with respect to Restricted Stock, the Award may be conditioned upon the Participant making or not making an election under Code Section 83(b). If the Participant makes an election pursuant to Code Section 83(b), the Participant shall be required to file a copy of the election with the Company within ten (10) calendar days.

All restrictions shall expire at such times as the Committee shall specify.

Except for the restrictions set forth herein and unless otherwise determined by the Committee, the Participant shall have all the rights of a shareholder with respect to shares of Restricted Stock, including but not limited to the right to vote and the right to receive dividends, provided that the Committee, in its sole discretion, may require that any dividends paid on shares of Restricted Stock be held in escrow until all restrictions on the shares have lapsed. With respect to Restricted Stock Units, a Participant shall have no rights of a shareholder until restrictions lapse and underlying shares, if any, are delivered; however, the Committee may provide for the payment of dividend equivalents if so specified in the LTIPA.

Payment of Restricted Stock Units may be made in cash, stock, or a combination of cash and stock, in the Committee’s sole discretion.

To the extent a Restricted Stock Unit Award constitutes “deferred compensation” within the meaning of Code Section 409A, the Committee shall establish LTIPA terms and provisions that comply with Code Section 409A and regulations thereunder.

9.	PERFORMANCE STOCK

The Committee shall designate the Participants to whom long-term performance stock (“Performance Stock”) is to be awarded and determine the number of shares, the length of the performance period and the other terms and conditions of each such award; provided the stated performance period will not be less than twelve (12) months. Each award of Performance Stock shall entitle the Participant to a payment in the form of shares of Common Stock of the Company upon the attainment of performance goals and other terms and conditions specified by the Committee.

Notwithstanding satisfaction of any performance goals, the number of shares issued under a Performance Stock Award may be adjusted by the Committee on the basis of such further consideration as the Committee in its sole discretion shall determine. However, the Committee may not, in any event, increase the number of shares earned upon satisfaction of any performance goal by any Participant who is a Covered Employee. The Committee may, in its discretion, make a cash payment equal to the Fair Market Value of shares of Common Stock otherwise required to be issued to a Participant pursuant to a Performance Stock Award.

To the extent a Performance Stock Award constitutes “deferred compensation” within the meaning of Code Section 409A, the Committee shall establish LTIPA terms and provisions that comply with Code Section 409A and regulations thereunder.

10.	PERFORMANCE UNITS

The Committee shall designate the Participants to whom long-term performance units (“Performance Units”) are to be awarded and determine the number of units and the terms and conditions of each such award; provided the stated performance period will not be less than twelve (12) months. Each Performance Unit award shall entitle the Participant to a payment in cash upon the attainment of performance goals and other terms and conditions specified by the Committee.

Notwithstanding the satisfaction of any performance goals, the amount to be paid under a Performance Unit Award may be adjusted by the Committee on the basis of such further consideration as the Committee in its sole discretion shall determine. However, the Committee may not, in any event, increase the amount earned under Performance Unit Awards upon satisfaction of any performance goal by any Participant who is a Covered Employee and the maximum amount earned by a Covered Employee in any calendar year may not exceed $250,000. The Committee may, in its discretion, substitute actual shares of Common Stock for the cash payment otherwise required to be made to a Participant pursuant to a Performance Unit Award.

To the extent a Performance Unit Award constitutes “deferred compensation” within the meaning of Code Section 409A, the Committee shall establish LTIPA terms and provisions that comply with Code Section 409A and regulations thereunder.

11.	EVA AWARDS

(a)	Definitions. The following terms shall have the meanings given them below in this Section 11 for purposes of the EVA Awards granted under the Plan.

(i)	“Adjusted Basic Award” means the Basic Award adjusted by the percentage completion of a Target Goal.

(ii)

“Annual Review” means the annual review by the Committee of each LTIPA entered into under the Plan. The review will determine the Phase Level attainment by the Participant, any proposed changes to the LTIPA, evaluate the Participant’s performance during the Performance Period and provides the basis for the Committee’s determination of an individual Award.

(iii)	“Basic Award” means that monetary value set forth in the LTIPA that could form the basis of the Award that may be achieved upon full attainment of the Target Goal.

(iv)

“EVA” means the net operating profit after taxes, as adjusted to eliminate the effect of non-economic elements of generally accepted accounting principles (“NOPAT”), less the weighted average cost of capital employed during the year (“Employed Capital”). The Committee shall have the discretion to adjust NOPAT to include or exclude: (i) extraordinary, unusual and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award that is consistently applied and identified in the audited financial statements, including footnotes, or the Management Discussion and Analysis section of the Company’s annual report.

(v)	“EVA Unit” means the designated unit of EVA identified in the LTIPA.

(vi)	“Payment Cycle” shall mean that period of time over which an Award, if earned, may be paid.

(vii)

“Phase Level” means the level of attainment achieved during a Performance Period towards accomplishment of a Target Goal. The Phase Level shall be determined annually by the Committee based on recommendations from the CEO and is a factor in determining the Award.

(viii)

“Performance Period” means a period of time designated in the LTIPA during which performance under the Plan will be measured and may be a period of at least one year and up to ten years in length and which may overlap, provided that no two Performance Periods under the Plan of equal length shall coincide.

(ix)	“Target Goal” means the EVA objective set forth in the LTIPA.

(b)	Eligibility and Participation. Only the following employees of the Company shall be eligible for an EVA Award. Employees employed by the Company on the last day of the Performance Period, who:

(i)	are specifically designated as Participants in the Plan by the Committee;

(ii)	have been designated to be eligible to receive an EVA Award by the Committee;

(iii)	have executed an LTIPA which is executed by the CEO (or, with respect to the LTIPA of the CEO, a non-employee member of the Committee);

(iv)	have achieved relevant LTIPA performance criteria; and

(v)	have participated in Annual Reviews of the LTIPA during the Performance Period.

(c)

EVA Award. The EVA Award is the Adjusted Basic Award multiplied by the Phase Level attained by the Participant and a factor the numerator of which is the average of the closing price of the Common Stock of the Company (on the principal stock exchange on which the Company’s Common Stock is traded, as determined by the Company) for the six months preceding the last day of a Performance Period and the denominator is the average closing price of the Common Stock of the Company (on the principal stock exchange on which the Company’s Common Stock is traded, as determined by the Committee) for the six months preceding the execution of a Participant’s LTIPA (“Beginning Stock Price”). The factor so determined shall not be less than one.

The Adjusted Basic Award shall be determined based on the EVA Unit’s and the Participant’s achievement of the Target Goal. At an achievement level of 49.99%, the Adjusted Basic Award is 0% of the Basic Award. The Adjusted Basic Award is the percent of the Target Goal achieved (at 50% or higher) multiplied by the Basic Award, not to exceed 100% of the Basic Award.

(i)

A Participant’s potential Award shall be earned after the last day of a Performance Period and upon the final approval of the Committee of the Award. Portions of the Award are subject to forfeiture during the Payment Cycle as provided in Section 11(d). The Participant shall have no interest in the Award until the final approval of the Committee of the Award.

(ii)

The actual Award granted to a Participant hereunder shall be based upon the Company’s overall performance, the EVA Unit’s overall performance and the Participant’s individual performance and shall be determined by the Committee, in its sole discretion.

(iii)	No Award will be granted if a Participant’s individual performance is unsatisfactory, as determined by the Committee in its sole discretion, upon the advice of the CEO.

(d)

Form and Time of Payment of EVA Award. The form of payment shall be in stock or cash at the sole discretion of the Committee. The amounts paid under an Award shall be paid to the Participant less applicable federal, state, local income and employment taxes, during the Payment Cycle after the date on which the Award has been approved by Committee (but in no event later than March 15th of the year following the year in which the Award is earned). If the Award is paid in stock, then sufficient shares shall be withheld to meet withholding obligations unless other arrangements have been made by the Participant. The shares to be delivered in payment (including any Deferred Award Payments as provided below) shall be valued at the average price for the five (5) trading days prior to the date of payment to the Participant.

(i)	The Committee shall have the authority to approve, reduce or eliminate any potential EVA Award and portions thereof. The Payment Cycle shall commence on the date that an EVA Award is approved by the

Committee and shall extend for twenty-four (24) months after the end of the Performance Period.

(ii)

As provided in the LTIPA for the EVA Award, the Committee shall determine in its discretion what portion, if any, of one-half of the potential EVA Award shall be paid initially to a Participant (“Initial Award Payment”). The amount of the Initial Award Payment to be paid shall be paid as soon as administratively practicable after approval by the Committee of the EVA Award (but in no event later than March 15th of the year following the year in which the EVA Award is earned).

(iii)

The Committee shall determine in its discretion what portion of the remaining half of the potential EVA Award shall be paid to a Participant (“Deferred Award Payment”). Except as otherwise provided in the LTIPA for the EVA Award (as determined by the Committee in its sole discretion), Deferred Award Payments shall not be vested or earned until the conditions for payment set forth below or in the LTIPA for the EVA Award under which the Deferred Award Payment would be paid. The amount of the Deferred Award Payment that may be paid to the Participant shall be subject to the following forfeiture provisions in this Section 11(d)(iii):

(1)

One-half of the approved Deferred Award Payment shall be paid twelve (12) months after the end of the Performance Period and one-half of the approved Deferred Award Payment shall be paid twenty-four (24) months after the end of the Performance Period subject to the following forfeiture provisions.

(2)

As provided in the Participant’s LTIPA for the EVA Award, (A) failure of the EVA Unit to achieve the same level of the Target Goal as was obtained during the Performance Period in the twelve (12) months following the Performance Period will result in forfeiture of one-half of the Deferred Award Payment, and (B) failure of the EVA Unit to achieve the Target Goal in the twelve (12) months beginning twelve (12) months after the ending of the Performance Period and ending twenty-four (24) months after the end of the Performance Period will result in the forfeiture of one-half of the Deferred Award Payment. Payment of a portion of the Deferred Award Payment, if applicable, shall be made as soon as administratively practicable following the end of the applicable twelve (12) month period (but in no event later than March 15th of the year following the year in which the applicable twelve (12) month period ends).

(3)

Among other conditions to be included in a Participant’s LTIPA, the Committee may require a Participant who is eligible to receive a Deferred Award Payment to remain in employment with the Company or its subsidiary through the payment date as a condition for such payment.

(e)	Disability, Death and Other Terminations

(i)

In the event of the termination of a Participant’s employment due to his or her Disability or death, such Participant (or the Participant’s probate estate, in the event of his or her death) may receive payment of an EVA Award, consistent with the terms of the Plan, subject to the terms of the LTIPA for the EVA Award and at the sole discretion of the Committee. Any such Award shall be determined and paid in accordance with the regular procedures of the Plan.

(ii)

In the event of the Participant’s death, should an EVA Award be approved under Section 11(e)(i), such EVA Award shall be paid in cash or stock, less applicable federal, state, and local income and employment taxes, on the normal EVA Award payout date and subject to the terms of forfeiture, to the Participant’s estate, or to the person or persons who have acquired, by will or by the laws of descent and distribution or by other legal proceedings, the right to such Award, in the determination and discretion of the Committee.

(iii)

In the event of the termination of a Participant’s employment for reasons other than his or her Disability or death, such Participant’s right to receive an EVA Award, if any, shall be determined by the following terms in this Section 11(e)(iii):

(1)	If the Participant’s employment is terminated during the Performance Period for the EVA Award, then the Participant shall not be eligible to any payment under the EVA Award.

(2)

If the Participant’s employment is terminated following the Performance Period for the EVA Award and the Committee has approved the payment of the EVA Award to the Participant, then the EVA Award shall be paid to the Participant subject to the conditions for the payment of the EVA Award (including the achievement of the Company’s Target Goals during the two 12-month periods following the Performance Period required for the payment of the Deferred Award Payments set forth in Section 11(d)). Any payment made pursuant to this Subsection shall be made no later than March 15th of the year following the year in which the EVA Award or Deferred Award Payment is no longer subject to a substantial risk of forfeiture.

(f)

No Reallocation of EVA Awards. In no event may the portion of the potential EVA Award allocated to a Participant be increased in any way, including as a result of the reduction of any other Participant’s allocated portion.

12.	CASH BONUS AWARDS

The Committee may designate the employees of the Company who are eligible to receive a cash bonus payment in any calendar year based on an incentive pool to be determined by the Committee. The Committee shall allocate an incentive pool percentage to each designated Participant for each calendar year.

As soon as possible after the determination of the incentive pool for a calendar year, the Committee shall calculate the Participant’s allocated portion of the incentive pool based upon the percentage established at the beginning of the calendar year. The Participant’s incentive award then shall be determined by the Committee based on the Participant’s allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. Unless otherwise specified by the Committee in writing in compliance with Code Section 409A, incentive awards shall be paid no later than March 15th of the year following the year in which the incentive award is earned. In no event may the portion of the incentive pool allocated to a Participant be increased in any way, including as a result of the reduction of any other Participant’s allocated portion.

13.	OTHER STOCK OR CASH AWARDS

In addition to the incentives described in Sections 6 through 12 above, the Committee may grant other incentives payable in cash or in Common Stock under the Plan as it determines to be in the best interests of the Company and subject to such other terms and conditions as it deems appropriate.

14.	PERFORMANCE GOALS

Except as provided with respect to EVA Awards, cash bonus Awards and awards of Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units and other incentives under the Plan may be made subject to the attainment of performance goals relating to any one or more business criteria within the meaning of Code Section 162(m), including, but not limited to, cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Company’s Common Stock; return on net assets, equity or stockholders’ equity; market share; or total return to stockholders (“Performance Criteria”). Any one or more Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index.

Any Performance Criteria may include or exclude Special Items. Special Items shall include (i) extraordinary, unusual and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award that is consistently applied and identified in the audited financial statements, including footnotes, or the Management Discussion and Analysis section of the Company’s annual report.

With respect to Awards subject to Performance Criteria, the Committee shall have the authority to reduce the payouts on such Awards and shall have the authority to limit or waive the actual performance-based vesting of such Awards in its sole discretion.

15.	DEFERRAL OF PAYMENT ON AWARDS

Subject to the provisions of Code Section 409A and any regulatory guidance promulgated thereunder, a Participant and the Company may enter into an agreement under which the payment of amounts payable under a vested Award shall be deferred on terms and conditions to be established by the Participant and the Company.

16.	ADJUSTMENT PROVISIONS

(a)

If the Company shall at any time change the number of issued shares of Common Stock by stock dividend, stock split, spin-off, split-off, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares reserved for issuance under the Plan, the maximum number of shares that may be made subject to an Award or all Awards in any calendar year, and the number of shares covered by each outstanding Award and the price therefor, if any, shall be equitably adjusted by the Committee, in its sole discretion.

(b)

In the event of any merger, consolidation or reorganization of the Company with or into another corporation that results in the outstanding Common Stock of the Company being converted into or exchanged for different securities, cash or other property, or any combination thereof, the Company shall have the authority to provide in the controlling agreement for such transaction (i) that there shall be substituted, as determined by the Committee in its discretion, for each share of Common Stock then subject to an Award granted under the Plan, the number and kind of shares of stock, other securities, cash or other property to which holders of Common Stock of the Company will be entitled pursuant to the transaction, (ii) that the acquiring or surviving corporation in the transaction shall assume the outstanding Awards under the Plan (which may be exercisable into the securities of the acquiring or surviving corporation), (iii) that all unexercised Awards shall terminate immediately prior to such transaction unless exercised prior to the closing of the transaction, or (iv) a combination of the foregoing.

17.	SUBSTITUTION AND ASSUMPTION OF AWARDS

Without affecting the number of shares reserved or available hereunder, the Board or the Committee may authorize the issuance of Awards under the Plan in connection with the assumption of, or substitution for, outstanding Awards previously granted to individuals who become employees of the Company as a result of any merger, consolidation, acquisition of property or stock, or reorganization other than a Change in Control, upon such terms and conditions as the Committee may deem appropriate.

18.	TRANSFERABILITY

Each Award granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution and each Stock Option and SAR shall be exercisable during the Participant’s lifetime only by the Participant or, in the event of Disability, by the Participant’s personal representative. In the event of the death of a Participant, exercise of any Award or payment with respect to any Award shall be made only by or to the executor or administrator of the estate of the deceased Participant or the person or persons to whom the deceased Participant’s rights under the Award shall pass by will or the laws of descent and distribution.

19.	TAXES

The Company shall be entitled to withhold the amount of any tax attributable to any amounts payable or shares deliverable under the Plan, after giving the person entitled to receive such payment or delivery notice and the Company may defer making payment or delivery as to any award, if any such tax is payable until indemnified to its satisfaction. A Participant may pay all or a portion of any required withholding taxes arising in connection with the exercise of a Stock Option or SAR or the receipt or vesting of shares hereunder by electing to have the Company withhold shares of Common Stock, having a fair market value equal to the amount required to be withheld.

20.	OTHER PROVISIONS

(a)

The grant of any Award under the Plan may also be subject to other provisions (whether or not applicable to the Award awarded to any other Participant) as the Committee determines appropriate, including provisions intended to comply with federal or state securities laws and stock exchange requirements, understandings or conditions as to the Participant’s employment or other service, requirements or inducements for continued ownership of Common Stock after exercise or vesting of Awards, forfeiture of awards in the event of termination of employment or other service shortly after exercise or vesting, or breach of non-solicitation, non-disparagement, non-competition or confidentiality agreements following termination of employment or other service, or provisions permitting the deferral of the receipt of a Award for such period and upon such terms as the Committee shall determine.

(b)

In the event any Award under the Plan is granted to an employee, member of the Board, or adviser who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or adopt appendices and/or sub-plans as they pertain to such individuals as may be necessary or desirable to comply with applicable law, regulation or accounting rules to assure the viability of the benefits from Awards granted to such individuals and to meet the objective of the Plan.

(c)

The Committee, in its sole discretion, may permit or require a Participant to have amounts or shares of Common Stock that otherwise would be paid or delivered to the Participant as a result of the exercise or settlement of an award under the Plan credited to a deferred compensation or stock unit account established for the Participant by the Committee on the Company’s books of account.

(d)

As a condition for the receipt of stock Awards under the Plan, a Participant shall agree to be bound by the employment policies of the Company (or other applicable policies) pertaining to the securities of the Company, including, but not limited to, the insider trading restrictions of the Company.

21.	NO RESERVE OR TRUST

Nothing contained in the Plan shall require the Company to segregate any monies from its general funds, or to create any trust or make any special deposit in respect of any amounts payable under the Plan to or for any Participant or group of Participants. All amounts payable under the Plan shall be paid out of the general funds of the Company.

22.	NO RIGHT TO ASSIGN

No right or interest of any Participant in the Plan or in any unpaid Award shall be assignable or transferable in whole or in part, either voluntarily or by operation of law or otherwise, or be subject to payment of debts of any Participant by execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner.

23.	NO EMPLOYMENT OR SIMILAR RIGHTS CONFERRED

Nothing contained in the Plan or any Award shall confer upon any employee, director or adviser any right with respect to continuation of employment or other service with the Company in any capacity or interfere in any way with the right of the Company to terminate an employee’s employment or a director’s or adviser’s service at any time or guarantee any right of participation in any other employee benefit or compensation plan of the Company.

24.	SUCCESSORS AND MERGERS, CONSOLIDATIONS OR CHANGE IN CONTROL

The terms and conditions of the Plan shall inure to the benefit of and bind the Company, the Participants, their successors, assignees, and personal representatives. If a Change of Control occurs, then the Plan shall immediately terminate.

Except as otherwise provided in an LTIPA, upon a Change in Control of the Company, the Committee, in its sole discretion, may (but shall not be required to) make all outstanding Stock Options and SARs fully vested and exercisable, all restrictions on Restricted Stock and Restricted Stock Units terminated, all performance goals deemed achieved at target levels and all other terms and conditions met, and deliver all Performance Stock, and pay out all Performance Units and Restricted Stock Units.

The Committee shall in its sole discretion determine the status of achievement of a particular Target Goal and shall specify an Adjusted Basic Award based upon its determination of achievement of the performance goals under the Awards as of the Change in Control (“Change in Control Award”). A Change in Control Award shall be modified as outlined below and shall be paid 30 days after the consummation of the Change in Control. Any Deferred Award payments outstanding upon a Change in Control shall be paid within 30 days after the Change in Control.

In the event of a Change in Control, all EVA Awards or cash Awards shall be paid on a pro-rated basis (as determined by the Committee) based on the portion of the Performance Goals achieved under the EVA Awards or cash Awards as of the date of the Change in Control, subject to the discretion of the Committee to reduce the EVA Awards. Pro-rated EVA Awards or cash Awards shall be paid within 30 days after the Change in Control.

25.	GOVERNING STATE LAW AND COMPLIANCE WITH SECURITIES LAWS

(a)

The Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the state of Nevada (without regard to applicable Nevada principles of conflict of laws).

(b)

The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any stock Award or any Common Stock issued or issuable pursuant to any such stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such stock Awards unless and until such authority is obtained.

26.	DURATION, AMENDMENT AND TERMINATION

The Board or the Committee may amend, suspend, terminate or reinstate the Plan from time to time or terminate the Plan at any time. However, no such action shall reduce the amount of any existing Award (subject to the reservation of the authority of the Committee to reduce payments on Awards) or change the terms and conditions thereof without the Participant’s consent. No amendment of the Plan shall be made without stockholder approval to the extent stockholder approval is expressly required under applicable rules and regulations of the Securities and Exchange Commission, the applicable rules of a stock exchange on which the securities of the Company are traded as may be established pursuant to its rule-making authority of such stock exchange, and the rules and regulations of the Internal Revenue Service for plans intended to qualify for the performance-based exemption under Code Section 162(m).

Neither the Board nor the Committee may cancel an Award once the Award has been granted by the Committee, including any Deferred Award Payments. Each year on the anniversary of the LTIPAs, the CEO shall present to the Committee any recommendations for changes in the Plan or in the LTIPAs previously approved by the Committee (subject to the restrictions on the grant of authority to the Committee in Section 3).

27.	SHORT-TERM DEFERRAL; DEFERRED COMPENSATION

(a)

Short-Term Deferral. To the extend an Award constitutes nonqualified deferred compensation subject to Code Section 409A and it has not been designed to comply with Code Section 409A, in order to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4), payment of the Award shall be made no later than the later of (i) the date that is 2  1⁄2 months from the end of the Participant’s first taxable year in which the amount is no longer subject to a substantial risk of forfeiture, or (ii) the date that is 2  1⁄2 months from the end of the Company’s first taxable year in which the amount is no longer subject to a substantial risk of forfeiture.

(b)

Deferred Compensation. Notwithstanding any provision in the Plan or any LTIPA to the contrary, to the extent an Award (i) constitutes “deferred compensation” within the meaning of Code Section 409A, (ii) is not exempt from the application of Code Section 409A and (iii) is payable to a specified employee (as determined in accordance with Code Section 409A(a)(2)(B) and applicable regulations) due to separation from service (as such term is defined under Code Section 409A), payment shall be delayed for a minimum of six (6) months from the date of such separation from service.

If any Award granted under the Plan is considered deferred compensation as defined under Code Section 409A, and if the Plan or the terms of an Award fail to meet the requirements of Code Section 409A with respect to such Award, then such Award shall remain in effect and be subject to taxation in accordance with Code Section 409A. In this circumstance, the Committee may accelerate distribution or settlement of an Award in accordance with Code Section 409A. The Company shall have no liability for any tax imposed on a Participant under Code Section 409A, and if any tax is imposed on a Participant, the Participant shall have no recourse against the Company for payment of any such tax. Notwithstanding the foregoing, if any modification of an Award causes the Award to be deferred compensation under Code Section 409A, the Committee may rescind such modification in accordance with Code Section 409A.

28.	SECTION 162(m)

The Plan is designed and intended, and all provisions shall be construed in a manner, to comply, to the extent applicable, with Code Section 162(m) and the regulations thereunder. To the extent permitted by Code Section 162(m), the Committee shall have sole discretion to reduce, eliminate or defer payment of the amount of any Award which might otherwise become payable upon meeting Performance Criteria.

29.	SEVERABILITY

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected.

30.	EFFECTIVE DATE AND TERM OF THE PLAN

The Plan shall continue for a term of ten (10) years from the date of its adoption. The Plan was originally adopted by the Company’s Board of Directors on September 25, 2009, subject to stockholder approval. On March 28, 2010, the Company’s Board of Directors and a majority of its stockholders approved a revision to the Plan to increase the number of available shares to 1,500,000 shares. On July 18, 2011, pursuant to an Agreement and Plan of Merger between the Company and VitaMedMD, LLC, the Company’s Board of Directors and a majority of its stockholders approved a revision to the Plan to increase the number of available shares to 25 million shares. The effective date of the revision will be August 29, 2011.